EXHIBIT 1

IIJ Announces First Three Months Financial Results for the Fiscal Year Ending March 31, 2010

TOKYO, Aug. 11, 2009 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (Nasdaq:IIJI) (TSE1:3774) ("IIJ") today announced its consolidated financial results for the three months ended June 30, 2009 ("1Q09").(1)

Highlights of First Quarter FY2009 Financial Results

 * Revenue was JPY15,835 million ($164 million), down 3.0% YoY.
   While recurring revenues increased YoY, systems construction revenue decreased as a result of the weak IT related investments in Japan.

 * Operating income was JPY351 million ($4 million), down 14.7% YoY due to increase in operating loss related to our new ATM
   operation business of JPY165 million YoY, while operating income from connectivity and outsourcing service and SI increased 21.9%
   YoY to JPY584 million.

 * Net income attributable to IIJ(2) was JPY180 million ($2
   million), up 6.7% YoY.

Overview of 1st Quarter FY2009 Financial Results and Business Outlook

"In an economic environment that continues to remain challenging, our operating income was above our original target largely because operating income from connectivity and outsourcing service and SI increased along with the increase in recurring revenues and the continuous tight cost control, while operating loss related to our ATM operation business increased as it is still in its course of business start up," said Koichi Suzuki, President and CEO of IIJ.

"As for the situation of our recurring revenue (87.7% of our 1Q09 total revenue), while it increased by 6.4% YoY, it dropped by 1.0% compared to 4Q08. There were price pressures which are common in the beginning of the fiscal year with corporate trying to reduce their running cost. However, we believe it will increase in the following quarters, especially because corporate needs for cost reduction are a following wind toward our outsourcing services. Security related services such as SMX service or anti-DDoS service are also expected to grow because companies must prevent their network from getting attacked. Needs for reliable and stable connectivity services also remain strong. Connectivity of over 1Gbps has been increasing quarter by quarter and we believe this trend will continue.

"As for SI, although anticipated, our systems construction revenue decreased by 40.6% YoY. Corporate customers are withholding their investments due to the sudden change in economy from the latter half of FY2008. Yet we see some light towards its recovery compared to when the economy was at a halt during last fiscal year. While we strive to receive orders, we will continue with our resolute operation for tight cost control through the rest of the fiscal year and increase SI gross margin.

"For our mid-term growth, we'll continuously introduce new services, which we believe will result in strengthening the basis of our business. In July 2009, we've introduced a new service brand 'LaIT' which offers reliable but affordable services packed with our technology to mid- to small-sized enterprises. We are also preparing the launch of cloud computing related services and additional features for our services such as IIJ Mobile service, email related services and VPN services.

"We hope that these new service developments will contribute to the innovation of the internet, as well as strengthening the basis of our business growth and lead to revenue growth."

1st Quarter FY2009 Financial Results Summary

                           Operating Results Summary
 ---------------------------------------------------------------------
                                         1Q08      1Q09         YoY %
                                                               change
 ---------------------------------------------------------------------
                                         JPY       JPY
                                       millions  millions
 Total Revenues                          16,328   15,835        (3.0%)
 ---------------------------------------------------------------------

  Connectivity and Outsourcing Services   8,396    9,126         8.7%
 ---------------------------------------------------------------------
  SI                                      7,689    6,565       (14.6%)
 ---------------------------------------------------------------------
  Equipment Sales                           238      137       (42.6%)
 ---------------------------------------------------------------------
  ATM Operation Business                      5        7        54.3%
 ---------------------------------------------------------------------
 Total Costs                             13,303   12,837        (3.5%)
 ---------------------------------------------------------------------
  Connectivity and Outsourcing Services   7,065    7,650         8.3%
 ---------------------------------------------------------------------
  SI                                      6,024    4,876       (19.1%)
 ---------------------------------------------------------------------
  Equipment Sales                           199      119       (40.2%)
 ---------------------------------------------------------------------
  ATM Operation Business                     15      192     1,206.2%
 ---------------------------------------------------------------------
 SG&A Expenses and R&D                    2,614    2,647         1.3%
 ---------------------------------------------------------------------
 Operating Income                           411      351       (14.7%)
 ---------------------------------------------------------------------
 Income before Income Tax Expense           310      300        (3.1%)
 ---------------------------------------------------------------------
 Net income attributable to IIJ             169      180         6.7%
 ---------------------------------------------------------------------

                            Segment Summary
 ---------------------------------------------------------------------
                                                     1Q08       1Q09
 ---------------------------------------------------------------------
                                                     JPY        JPY
                                                   millions   millions
 Net Revenues                                       16,328     15,835
 ---------------------------------------------------------------------
  Network services and SI business                  16,342     15,922
 ---------------------------------------------------------------------
  ATM operation business                                 5          7
 ---------------------------------------------------------------------
  Elimination                                           19         94
 ---------------------------------------------------------------------
 Operating Income (Loss)                               411        351
 ---------------------------------------------------------------------
  Network service and SI business                      484        589
 ---------------------------------------------------------------------
  ATM operation business                               (69)      (233)
 ---------------------------------------------------------------------
  Elimination                                            4          5
 ---------------------------------------------------------------------

We have omitted segment analysis because most of our revenues are dominated by Network services and systems integration business.

1st Quarter FY2009 Results of Operation

Revenues

Revenues were JPY15,835 million, a decrease of 3.0% YoY.

Connectivity and Outsourcing Services revenue were JPY9,126 million, up 8.7% YoY. Connectivity service increased by 9.4% YoY to JPY5,146 million and outsourcing service increased by 7.8% YoY to JPY3,980 million. Connectivity service for corporate use grew followed by the steady increase in the use of broadband connectivity, especially connectivity of over 1Gbps and strong demands for IIJ Mobile Service. Contracts of over 1Gbps increased by 30 contracts YoY and total contracted bandwidth increased. Connectivity services for home use also grew YoY followed by the growth in mobile data communication service which was launched in Dec. 2008 and by the shift towards optical line services which charge higher monthly fees. Outsourcing service also increased followed by the steady demands for email security related services and network related services such as IIJ SMF service.

SI revenues were JPY6,565 million, down 14.6% YoY. Systems construction revenue, a one-time revenue, decreased by 40.6% YoY as Japanese companies are very careful towards new investments. The budget system in Japan, of which many ends in March, had also affected the weak systems construction revenues. Systems operation and maintenance, a recurring revenue, was a steady increase of 2.3% YoY.

Order backlog for SI and equipment sales as of June 30, 2009 was JPY16,341 million (down 2.9% YoY) compared to JPY16,836 million as of June 30, 2008, and orders received for 1Q09 was JPY8,171 million (down 7.7% YoY.) The order backlog and orders received for systems construction including equipment sales was JPY3,844 million (down 24.3% YoY) compared to JPY5,081 million as of June 30, 2008 and JPY2,921 million (down 18.7% YoY), respectively. The order backlog and orders received for systems operation and maintenance was JPY12,497 million (up 6.3%) compared to JPY11,755 million as of June 30, 2008 and JPY5,250 million (down 0.2% YoY), respectively.

Equipment sales revenues were JPY137 million, down 42.6% YoY (JPY238 million in 1Q08).

ATM Operation Business revenues were JPY7 million compared to JPY5 million in 1Q08. During 1Q09, Trust Networks began placing ATMs in Kansai areas. As of June 30, 2009, Trust Networks operates 26 ATMs.

Cost and expense

Cost of revenues was JPY12,837 million, a decrease of 3.5% YoY (JPY13,303 million in 1Q08).

Cost of Connectivity and Outsourcing Services revenue was JPY7,650 million (JPY7,065 million in 1Q08), an increase of 8.3% YoY largely affected by the increase in network operation related costs. Circuit related costs also increased corresponding with the growth of mobile data communication services. Backbone cost was JPY919 million, up 2.6% YoY. Gross margin was JPY1,475 million (JPY1,331 million in 1Q08), up 10.8% YoY and gross margin ratio was 16.2%.

Cost of SI revenues was JPY4,876 million, a decrease of 19.1% YoY (JPY6,024 million in 1Q08). Purchasing costs decreased along with the decrease in systems construction revenues. Outsourcing related costs also decreased as a result of reduction in full-time outsourcing personnel. Gross margin was JPY1,689 million, up 1.5% YoY (JPY1,665 million in 1Q08) and gross margin ratio was 25.7%.

Cost of Equipment Sales revenues was JPY119 million, a decrease of 40.2% YoY due to the decrease in equipment sales revenues. Gross margin was JPY18 million (JPY39 million in 1Q08) and gross margin ratio was 12.9%.

Cost of ATM Operation Business revenues was JPY192 million compared to JPY15 million in 1Q08 as the ATM operation business has moved on from business start up to business expansion phase.

SG&A Expenses and R&D

Sales and marketing expenses were JPY1,325 million (JPY1,173 million in 1Q08), an increase of 13.0% YoY largely due to the increase in disposal of customer relationship of non-amortized intangible assets. There were also increases in personnel related expenses.

General and administrative expenses were JPY1,245 million (JPY1,383 million in 1Q08), a decrease of 9.9% YoY mainly due to the decrease in outsourcing related expenses and general expenses as a result of tight cost control, especially from the latter half of FY2008.

Research and development expenses were JPY77 million (JPY58 million in 1Q08), an increase of 31.0% YoY as expenses related to IIJ Innovation Institute Inc. increased.

Operating income

Operating income decreased by 14.7% YoY to JPY351 million (JPY411 million in 1Q08). While gross margin for connectivity and outsourcing services and SI increased, operating loss related to ATM operation business increased and SG&A and R&D expenses also increased.

Other income (expenses)

Other income (expenses) was net other expenses of JPY51 million compared to net other expenses of JPY102 million in 1Q08. There were decreases in interest expense and gains in foreign exchange.

Income before income tax expenses

Income before income tax expenses was JPY300 million, a decrease of 3.1% YoY (JPY310 million in 1Q08).

Net Income

Net income was JPY87 million, down 23.3% YoY (JPY114 million in 1Q08).

Income tax expense was JPY244 million compared to JPY213 million in 1Q08. Deferred tax expenses was JPY186 million compared to expenses of JPY127 million in 1Q08.

Equity in net income of equity method investees was JPY32 million compared to JPY18 million in 1Q08.

Net income attributable to IIJ

Net income attributable to IIJ was JPY180 million, up 6.7% YoY (JPY169 million in 1Q08).

Net losses attributable to noncontrolling interests was JPY93 million compared to JPY55 million in 1Q08, both related to GDX Japan Inc. and Trust Networks Inc.

1st Quarter FY2009 Financial Condition

Balance Sheets

As of June 30, 2009, the balance of total assets was JPY50,671 million, a decrease of JPY1,630 million from the balance as of March 31, 2009.

For current assets, as compared to each of the respective balances as of March 31, 2009, accounts receivable decreased by JPY1,724 million and prepaid expenses increased by JPY839 million mainly for bonus payments to our employees and maitenance expenses related to SI projects increased. As for current liabilities, short-term borrowings decreased by JPY200 million and accounts payable decreased by JPY1,291 million, from each of the respective balances as of March 31, 2009.

As of June 30, 2009, we had net deferred tax asset (current) of JPY586 million and net deferred tax asset (non-current) of JPY2,254 million, respectively.

The balance of other investments as of June 30, 2009 was JPY2,125 million, an increase of JPY211 million from the balance as of March 31, 2009. The breakdown of other investments were JPY900 million in available-for-sale securities, JPY861 million in nonmarketable equity securities and JPY364 million in other.

As of June 30, 2009, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY5,418 million and the balance of amortized intangible assets were JPY274 million. The breakdown of non-amortized intangible assets were JPY2,639 million in goodwill, JPY2,587 million in customer relationships and JPY192 million in trademark. The breakdown of amortized intangible assets were JPY154 million in customer relationships and JPY119 million in licenses.

Total IIJ shareholders' equity as of June 30, 2009 was JPY25,296 million, an increase of JPY127 million from the balance as of March 31, 2009. IIJ Shareholders' equity ratio (IIJ shareholders' equity/total assets) as of June 30, 2009 was 49.9%, up 1.8% compared to March 31, 2009.

Cash Flows

Cash and cash equivalents as of June 30, 2009 were JPY9,897 million compared to JPY9,943 million as of June 30, 2008.

Net cash provided by operating activities in 1Q09 was JPY2,164 million, compared to net cash provided by operating activities of JPY2,018 million in 1Q08. While operating income was JPY351 million (JPY411 million in 1Q08), a decrease compared to 1Q08, there were changes in operating assets and liabilities during 1Q09, mainly resulting from the decrease in accounts receivable of JPY1,735 million, decrease in inventories, decrease in prepaid expenses and other current and noncurrent assets of JPY501 million, decrease in accounts payable related to on-going SI projects of JPY937 million and payment of JPY208 million in income taxes.

Net cash used in investing activities in 1Q09 was JPY1,105 million, compared to net cash used in investing activities of JPY825 million in 1Q08, mainly due to payment of JPY1,094 million for the purchase of property and equipment (JPY768 million in 1Q08).

Net cash used in financing activities in 1Q09 was JPY1,332 million, compared to net cash used in financing activities of JPY2,695 million in 1Q08, mainly due to principal payments under capital leases of JPY930 million (payment of JPY839 million in 1Q08), net repayments of short-term borrowings with initial maturities less than three months of JPY200 million (net repayment of JPY1,400 million in 1Q08) and payments of JPY203 million for the year-end dividends for the fiscal year ended March 31, 2009.

Supplemental Information

                 Number of Contracts for Connectivity Services
 ---------------------------------------------------------------------
                                   June 30,    June 30,       YoY
                                     2008        2009        Change
 ---------------------------------------------------------------------
 Connectivity Services
  (Corporate Use)                   32,939      53,513       20,574
 ---------------------------------------------------------------------
   IP Service (-99Mbps)                854         925           71
 ---------------------------------------------------------------------
   IP Service (100Mbps-999Mbps)        203         227           24
 ---------------------------------------------------------------------
   IP Service (1Gbps-)                  72         102           30
 ---------------------------------------------------------------------
   IIJ Data Connectivity Service       286         298           12
 ---------------------------------------------------------------------
   IIJ FiberAccess/F and IIJ DSL/F  24,466      26,274        1,808
 ---------------------------------------------------------------------
   IIJ Mobile Service(3)             5,399      24,201       18,802
 ---------------------------------------------------------------------
   Others                            1,659       1,486        (173)
 ---------------------------------------------------------------------
 Connectivity Services (Home Use)  467,453     428,171     (39,282)
 ---------------------------------------------------------------------
   Under IIJ Brand                  49,279      48,053      (1,226)
 ---------------------------------------------------------------------
   hi-ho                           188,575     176,225     (12,350)
 ---------------------------------------------------------------------
   OEM                             229,599     203,893     (25,706)
 ---------------------------------------------------------------------
 Total Contracted Bandwidth      422.1Gbps   584.7Gbps   162.6Gbps
 ---------------------------------------------------------------------

          Connectivity and Outsourcing Services Revenues Breakdown
 ---------------------------------------------------------------------
                                           1Q08     1Q09        YoY %
                                                               change
 ---------------------------------------------------------------------
                                           JPY       JPY
                                         millions  millions
 Connectivity Service (Corporate Use)     3,110     3,448       10.9%
 ---------------------------------------------------------------------
   IP Service(4)                          2,270     2,347        3.4%
 ---------------------------------------------------------------------
   IIJ FiberAccess/F and IIJ DSL/F          713       726        1.9%
 ---------------------------------------------------------------------
   IIJ Mobile Service(5)                     36       299      719.7%
 ---------------------------------------------------------------------
   Others                                    91        76      (15.6%)
 ---------------------------------------------------------------------
 Connectivity Service (Home Use)          1,596     1,698        6.4%
 ---------------------------------------------------------------------
   Under IIJ Brand                          257       253       (2.0%)
 ---------------------------------------------------------------------
   hi-ho                                  1,203     1,302        8.3%
 ---------------------------------------------------------------------
   OEM                                      136       143        5.5%
 ---------------------------------------------------------------------
 Outsourcing Services                     3,690     3,980        7.8%
 ---------------------------------------------------------------------
    Total Connectivity and Outsourcing
     Services                             8,396     9,126        8.7%
 ---------------------------------------------------------------------

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

                              Adjusted EBITDA
 ---------------------------------------------------------------------
                                          1Q08           1Q09
 ---------------------------------------------------------------------
                                      JPY millions     JPY millions
 Adjusted EBITDA                         1,656             1,711
 ---------------------------------------------------------------------
 Depreciation and Amortization           1,245             1,360
 ---------------------------------------------------------------------
 Operating Income                          411               351
 ---------------------------------------------------------------------
 Other Income (Expense)                   (102)              (51)
 ---------------------------------------------------------------------
 Income Tax Expense                        213               244
 ---------------------------------------------------------------------
 Equity in Net Income (Loss of Equity
  Method Investees                          18                31
 ---------------------------------------------------------------------
 Net income                                114                87
 ---------------------------------------------------------------------
 Net income attributable to
  noncontrolling interests                  55                93
 ---------------------------------------------------------------------
 Net Income attributable to IIJ            169               180
 ---------------------------------------------------------------------

                                   CAPEX
 ---------------------------------------------------------------------
                                             1Q08             1Q09
 ---------------------------------------------------------------------
                                          JPY millions   JPY millions
 CAPEX, including capital leases              1,831           1,489
 ---------------------------------------------------------------------
    Acquisition of Assets by Entering into
     Capital Leases                           1,063             395
 ---------------------------------------------------------------------
    Purchase of Property and Equipment          768           1,094
 ---------------------------------------------------------------------

Changes in accounting principles, procedures and disclosures in quarterly consolidated financial statements

Business Combinations

Effective April 1, 2009, IIJ adopted Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007) "Business Combinations" ("SFAS No. 141 R"). SFAS No. 141R requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, goodwill and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. Also, SFAS 141R requires several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Also in April 2009, the FASB issued FASB Staff Positions ("FSP") No. FAS 141R-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies". No. FAS 141R-1 addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. The adoption of SFAS No. 141 R and FSP No. FAS 141R-1 did not have any impact on IIJ's results of operations and financial position as there were no business combinations during the three months ended June 30, 2009, however the impact in the future would depend on the size and the detail of the business combination.

Noncontrolling Interests in Consolidated Financial Statements

Effective April 1, 2009, IIJ adopted SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No 51." SFAS No. 160 requires noncontrolling interest held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS No. 160 also requires changes in parent's ownership interest while the parent retains its controlling financial interest in its subsidiary and be accounted for as equity transactions. Upon the adoption of AFAS No. 160, "Noncontrolling interests," which were previously referred to as "Minority interests" and classified between "Total liabilities" and "Shareholders' equity" in the consolidated balance sheets, are now included as a separate component of "Equity." In addition, "Net income" in the consolidated statements of income now includes net income attributable to noncontrolling interests, which was previously referred to as "Minority interests" and deducted. As a result, the adoption of SFAS No. 160 changed the presentation and disclosure of noncontrolling interest in the consolidated financial statements retrospectively, but did not have a material impact on IIJ's results of operations and financial position.

Presentation

Presentation Materials will be posted on our web site (http://www.iij.ad.jp/en/IR/) on May 15, 2009.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

For inquiries, contact:

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2008 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

 (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY96.42 per US$1.00, which was the noon buying rate on June
     30, 2009.

 (2) Effective April 1, 2009, we have adopted SFAS No. 160,
     "Noncontrolling Interests in Consolidated Financial Statements -
     an amendment of ARB No. 51." For details, please refer to page 6 in this presentation material.

 (3) Contracts for mobile data communication service for home use is included in Connectivity service (home use).

 (4) IP Service revenues include revenues from the Data Center
     Connectivity Service.

 (5) Revenue from mobile data communication service for home use is included in Connectivity service (home use).

                    Internet Initiative Japan Inc.
                    ------------------------------
           Quartely Consolidated Balance Sheets (Unaudited)
           ------------------------------------------------
               (As of March 31, 2009 and June 30, 2009)

                           As of March 31,           As of June 30,
                                2009                     2009
                           ---------------- --------------------------
                                            Thousands
                            Thousands        of U.S.   Thousands
                             of JPY     %    Dollars    of JPY     %
                           ----------  ---- --------  ----------  ----
 ASSETS

 CURRENT ASSETS:

  Cash and cash
   equivalents             10,187,724        102,649   9,897,436
  Accounts receivable, net
   of allowance for
   doubtful accounts of
   JPY 22,072 thousand and
   JPY 14,788 thousand at
   March 31, 2009 and June
   30, 2009, respectively  10,256,527         88,489   8,532,066

  Inventories                 529,756          5,556     535,764

  Prepaid expenses          1,771,955         27,081   2,611,173

  Other current assets,
   net of allowance for
   doubtful accounts of
   JPY 11,720 thousand and
   JPY 10,120 thousand at
   March 31, 2009 and June
   30, 2009, respectively   1,610,807         13,695   1,320,462
                           ----------       --------  ----------
    Total current assets   24,356,769  46.6  237,470  22,896,901  45.2
                           ----------       --------  ----------
 INVESTMENTS IN EQUITY
  METHOD INVESTEES            947,626   1.8   10,149     978,512   1.9

 OTHER INVESTMENTS          1,914,594   3.7   22,044   2,125,487   4.2

 PROPERTY AND EQUIPMENT,
  net of accumulated
  depreciation and
  amortization of JPY
  16,444,517 thousand and
  JPY 17,260,967 thousand
  at March 31, 2009 and
  June 30, 2009,
  respectively             13,172,891  25.2  135,961  13,109,350  25.9

 GOODWILL                   2,639,319   5.0   27,373   2,639,319   5.2

 OTHER INTANGIBLE ASSETS
  --Net                     3,201,806   6.1   31,755   3,061,818   6.0

 GUARANTEE DEPOSITS         2,072,652   4.0   21,853   2,107,052   4.2

 OTHER ASSETS, net of
  allowance for doubtful
  accounts of JPY 72,800
  thousand and JPY 76,344
  thousand at March 31,
  2009 and June 30 2009,
  respectively, and net of
  loan loss valuation
  allowance of JPY 16,701
  thousand at March 31,
  2009 and June 30 2009,
  respectively              3,995,542   7.6   38,917   3,752,363   7.4
                           ----------       --------  ----------
    TOTAL                  52,301,199 100.0  525,522  50,670,802 100.0
                           ----------       --------  ----------

                           As of March 31,           As of June 30,
                                2009                     2009
                           ---------------- --------------------------
                                            Thousands
                            Thousands        of U.S.   Thousands
                             of JPY      %   Dollars    of JPY     %
                           ----------  ---- --------  ----------  ----
 LIABILITIES AND
  SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:

  Short-term borrowings     7,350,000         74,155   7,150,000
  Capital lease
   obligations
   --current portion        3,272,257         33,002   3,182,099

  Accounts payable          6,064,829         49,513   4,774,081

  Accrued expenses          1,069,310         12,038   1,160,703

  Accrued retirement and
   pension costs --current     11,959            124      11,959

  Deferred income           1,255,749         13,255   1,278,018

  Other current
   liabilities                763,544          8,775     846,049
                           ----------       --------  ----------
    Total current
     liabilities           19,787,648  37.8  190,862  18,402,909  36.3
                           ----------       --------  ----------
 CAPITAL LEASE OBLIGATIONS
  --Noncurrent              4,866,120   9.3   45,911   4,426,767   8.7

 ACCRUED RETIREMENT AND
  PENSION COSTS --
  Noncurrent                1,399,592   2.7   15,124   1,458,274   2.9

 OTHER NONCURRENT
  LIABILITIES               1,004,920   1.9   10,539   1,016,107   2.0
                           ----------       --------  ----------
   Total Liabilities       27,058,280  51.7  262,436  25,304,057  49.9
                           ----------       --------  ----------
 COMMITMENTS AND
  CONTINGENCIES

 SHAREHOLDERS' EQUITY:

 INTERNET INITIATIVE JAPAN
  INC. SHAREHOLDERS'
  EQUITY:

   Common-stock--
    authorized, 377,600
    shares; issued and
    outstanding, 206,478
    shares at March 31,
    2009 and June 30,
    2009, respectively     16,833,847  32.2  174,589  16,833,847  33.2

   Additional paid-in
    capital                27,611,737  52.8  285,437  27,521,819  54.3

   Accumulated deficit    (18,549,142)(35.5)(192,607)(18,571,208)(36.7)

   Accumulated other
    comprehensive loss       (320,711) (0.6)    (848)    (81,767) (0.1)

   Treasury stock--3,934
    shares held by the
    company at March 31,
    2009 and June 30,
    2009, respectively       (406,547) (0.8)  (4,217)   (406,547) (0.8)

                           ----------       --------  ----------
     Total Internet
      Initiative Japan
      Inc. shareholders'
      equity               25,169,184  48.1  262,354  25,296,144  49.9
                           ----------       --------  ----------
 NONCONTROLLING INTERESTS      73,735   0.2      732      70,601   0.2
                           ----------       --------  ----------
    Total equity           25,242,919  48.3  263,086  25,366,745  50.1
                           ----------       --------  ----------
       TOTAL               52,301,199 100.0  525,522  50,670,802 100.0
                           ----------       --------  ----------

 ---------------------------------------------------------------------
 (Note 1)  The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 96.42 which was the noon
           buying rate in New York City for cable transfers in
           foreign currencies as certified for customs purposes
           by the Federal Reserve Bank of New York prevailing as
           of June 30, 2009.

 (Note 2)  The above presentation as of March 31, 2009 has been changed to conform to the presentation as of June 30, 2009.

                   Internet Initiative Japan Inc.
                    ------------------------------
        Quartely Consolidated Statements of Income (Unaudited)
        ------------------------------------------------------
     (For the three months ended June 30, 2008 and June 30, 2009)

                        Three Months Ended       Three Months Ended
                           June 30, 2008          June 30, 2009
                       ------------------  ---------------------------
                                  % of     Thousands           % of
                       Thousands  total    of U.S.   Thousands total
                         of JPY   revenues Dollars   of JPY    revenues
                       ----------- ------- --------- ---------- -------
 REVENUES:
  Connectivity and
   outsourcing services:
    Connectivity
     (corporate use)     3,109,754          35,765    3,448,493
    Connectivity
     (home use)          1,596,203          17,610    1,697,894
    Outsourcing
     services            3,690,496          41,272    3,979,443
                       -----------         --------- ----------
       Total             8,396,453          94,647    9,125,830
                       -----------         --------- ----------
  Systems integration:
   Systems Construction  3,035,748          18,706    1,803,635
   Systems Operation
     and Maintenance     4,653,076          49,378    4,761,011
                       -----------         --------- ----------
       Total             7,688,824          68,084    6,564,646
                       -----------         --------- ----------
  Equipment sales          238,021           1,416      136,575
  ATM operation
   business                  4,835              77        7,459
                       -----------         --------- ----------
       Total revenues   16,328,133  100.0  164,224   15,834,510  100.0
                       -----------         --------- ----------
 COST AND EXPENSES:
  Cost of connectivity
   and outsourcing
   services              7,065,072          79,346    7,650,504
  Cost of systems
   integration           6,024,237          50,568    4,875,725
  Cost of equipment
   sales                   198,926           1,233      118,927
  Cost of ATM operation
   business                 14,681           1,989      191,769
                       -----------         --------- ----------
       Total cost       13,302,916   81.5  133,136   12,836,925   81.1
                       -----------         --------- ----------
  Sales and marketing    1,172,726    7.2   13,740    1,324,880    8.4
  General and
   administrative        1,382,708    8.5   12,914    1,245,145    7.9
  Research and
   development              58,521    0.3      795       76,682    0.4
       Total cost and  -----------         --------- ----------
        expenses        15,916,871   97.5  160,585   15,483,632   97.8
                       -----------         --------- ----------
 OPERATING INCOME          411,262    2.5    3,639      350,878    2.2
                       -----------         --------- ----------
 OTHER INCOME (EXPENSE):
  Interest income            7,956              59        5,714
  Interest expense        (106,203)           (902)     (87,024)
  Foreign exchange
   gains (losses)           (2,403)            100        9,663
  Losses on write-down
   of other investments     (7,391)            (16)      (1,504)
  Other--net                 6,350             230       22,129
                       -----------         --------- ----------
   Other expense -- net   (101,691)  (0.6)    (529)     (51,022)  (0.3)
                       -----------         --------- ----------
 INCOME FROM OPERATIONS
  BEFORE INCOME TAX
  EXPENSE AND EQUITY IN
  NET INCOME IN EQUITY
  METHOD INVESTEES         309,571    1.9    3,110      299,856    1.9

                       -----------         --------- ----------
 INCOME TAX EXPENSE        213,215    1.3    2,530      243,943    1.5
 EQUITY IN NET INCOME OF
  EQUITY METHOD
  INVESTEES                 17,694    0.1      327       31,513    0.2
                       -----------         --------- ----------

 NET INCOME                114,050    0.7      907       87,426    0.6
                       -----------         --------- ----------
 LESS: NET LOSS
  ATTRIBUTABLE TO
  NONCONTROLLING
  INTERESTS                 55,027    0.3      965       93,052    0.5
                       -----------         --------- ----------

 NET INCOME ATTRIBUTABLE
  TO INTERNET INITIATIVE
  JAPAN INC                169,077    1.0    1,872      180,478    1.1
                       -----------         --------- ----------

                                   Three Months
                                      Ended         Three Months Ended
                                  June 30, 2008        June 30, 2009
                                  -------------     ------------------

 NET INCOME PER SHARE (ADS)

 BASIC WEIGHTED-AVERAGE NUMBER OF
   SHARES (shares)                      206,478                202,544
 DILUTED WEIGHTED-AVERAGE NUMBER
   OF SHARES (shares)                   206,598                202,544
 BASIC WEIGHTED-AVERAGE NUMBER OF
   ADS EQUIVALENTS (ADSs)            82,591,200             81,017,600
 DILUTED WEIGHTED-AVERAGE NUMBER
   OF ADS EQUIVALENTS (ADSs)         82,639,332             81,017,600
 BASIC NET INCOME ATTRIBUTABLE
   TO INTERNET INITIATIVE JAPAN INC.
   PER SHARE (JPY / U.S. Dollars
   / JPY)                                818.86       9.24      891.06
 DILUTED NET INCOME ATTRIBUTABLE
   TO INTERNET INITIATIVE JAPAN INC.
   PER SHARE (JPY / U.S. Dollars
   / JPY)                                818.39       9.24      891.06
 BASIC NET INCOME ATTRIBUTABLE
   TO INTERNET INITIATIVE JAPAN INC.
   PER ADS (JPY / U.S. Dollars
   / JPY)                                  2.05       0.02        2.23
 DILUTED NET INCOME ATTRIBUTABLE
   TO INTERNET INITIATIVE JAPAN INC.
   PER ADS (JPY / U.S. Dollars
   / JPY)                                  2.05       0.02        2.23
 ---------------------------------------------------------------------
 (Note1)   The U.S. dollar amounts represent translations of yen
           amounts at the rate of JPY 96.42 which was the noon
           buying rate in New York City for cable transfers in
           foreign currencies as certified for customs purposes by
           the Federal Reserve Bank of New York prevailing as of
           June 30, 2009.

 (Note2)   The above presentation for the three months ended June
           30, 2008 has been changed to conform to the presentation
           for the three months ended June 30, 2009.

                      Internet Initiative Japan Inc.
                      ------------------------------
       Quartely Consolidated Statements of Cash Flows (Unaudited)
       ----------------------------------------------------------
       (For the three months ended June 30, 2008 and June 30, 2009)

                                  Three Months
                                 Ended June 30,      Three Months
                                      2008       Ended June 30, 2009
                                 -------------------------------------
                                   Thousands   Thousands of  Thousands
                                    of JPY     U.S. Dollars   of JPY
 ---------------------------------------------------------------------
 OPERATING ACTIVITIES:

 Net Income                          114,050         906       87,426

 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
 Depreciation and
  amortization                     1,244,913      14,103    1,359,820
 Provision for retirement
  and pension costs,
  less payments                       72,256         609       58,682
 Provision for (reversal
  of) allowance for doubtful
  accounts and advances                  692         (52)      (5,049)
 Loss on disposal of
  property and equipment              29,688          93        8,965
 Losses on write-down of
  other investments                    7,391          16        1,504
 Foreign exchange losses               6,921         123       11,918
 Equity in net (income)
  loss of equity method
  investees (net of dividend)         12,686        (327)     (31,513)
 Deferred income tax expense         126,712       1,929      185,982
 Changes in operating assets
  and liabilities net of
  effects from acquisition
  of business and a company:
 Decrease in accounts
  receivable                       3,328,373      17,990    1,734,601
 Increase in inventories,
  prepaid expenses
  and other current and
  noncurrent assets                 (832,472)     (5,195)    (500,933)
 Decrease in accounts
  payable                         (1,811,304)     (9,713)    (936,518)
 Decrease in income taxes
  payable                           (331,972)     (1,612)    (155,467)
 Increase in accrued expenses,
  other current and
  noncurrent liabilities              49,900       3,572      344,462
 ---------------------------------------------------------------------
 Net cash provided by
  operating activities             2,017,834      22,442    2,163,880
 ---------------------------------------------------------------------
 INVESTING ACTIVITIES:
 Purchase of property and
  equipment                         (768,077)    (11,349)  (1,094,298)
 Purchase of available-
  for-sale securities                     --         (70)      (6,750)
 Proceeds from sales and
  redemption of short-term and
  other investments                    5,281         140       13,500
 Payments of guarantee
  deposits                           (64,863)       (355)     (34,229)
 Refund of guarantee deposits         15,917          24        2,337
 Payments for refundable
  insurance policies                 (12,938)       (141)     (13,615)
 Refund from insurance
  policies                                --         286       27,613
 Other                                   (52)         --           --
 ---------------------------------------------------------------------
 Net cash used in investing
  activities                        (824,732)    (11,465)  (1,105,442)
 ---------------------------------------------------------------------

                                  Three Months
                                 Ended June 30,   Three Months Ended
                                     2008           June 30, 2009
                                 -------------------------------------
                                  Thousands    Thousands of  Thousands
                                   of  JPY     U.S. Dollars   of JPY
 ---------------------------------------------------------------------
 FINANCING ACTIVITIES:

 Proceeds from issuance of
  short-term borrowings
  with initial maturities
  over three months                5,100,000      52,894    5,100,000
 Repayments of short-term
  borrowings with initial
  maturities over three
  months and long-term
  borrowings                      (5,350,000)    (52,894)  (5,100,000)
 Principal payments under
  capital leases                    (838,935)     (9,641)    (929,625)
 Net increase (decrease) in
  short-term borrowings with
  initial maturities less
  than three months               (1,400,000)     (2,074)    (200,000)

 Dividends paid                     (206,478)     (2,101)    (202,544)
 ---------------------------------------------------------------------
 Net cash used in financing
  activities                      (2,695,413)    (13,816)  (1,332,169)
 ---------------------------------------------------------------------

 EFFECT OF EXCHANGE RATE
  CHANGES ON CASH AND CASH
  EQUIVALENTS                        (25,464)       (172)     (16,557)

 NET DECREASE IN CASH AND
  CASH EQUIVALENTS                (1,527,775)     (3,011)    (290,288)
 CASH AND CASH EQUIVALENTS,
  BEGINNING OF THE PERIOD         11,470,980     105,660   10,187,724
 ---------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS,
  END OF THE PERIOD                9,943,205     102,649    9,897,436
 ---------------------------------------------------------------------
 ADDITIONAL CASH FLOW
  INFORMATION:

 Interest paid                       104,913         988       95,241

 Income tax paid                     511,927       2,153      207,572

 NONCASH INVESTING AND
  FINANCING ACTIVITIES:

 Acquisition of assets by
  entering into capital leases     1,063,149       4,098      395,145

 Facilities purchase
  liabilities                        147,907       3,686      355,442

 (Note 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 96.42 which was the noon buying rate in New York City for cable transfers in foreign
          currencies as certified for customs purposes by the Federal
          Reserve Bank of New York prevailing as of June 30, 2009.

 (Note 2) The above presentation for the three months ended June
          30, 2008 has been changed to conform to the presentation for the three months ended June 30, 2009.

 Going Concern Assumption (Unaudited)
 ------------------------------------
  For the three months ended June 30, 2008

       Nothing to be reported.

  For the three months ended June 30, 2009

       Nothing to be reported.

 Segment Information (Unaudited)
 -------------------------------
  Business Segments:

  Revenues:
                                          Three Months   Three Months
                                             Ended          Ended
                                         June 30, 2008  June 30, 2009
                                         -----------------------------
                                          Thousands of   Thousands of
                                               JPY           JPY
 ---------------------------------------------------------------------
 Network service and systems integration
  business                                  16,341,901     15,921,322
 ---------------------------------------------------------------------
   Customers                                16,323,298     15,827,051
 ---------------------------------------------------------------------
   Intersegment                                 18,603         94,271
 ---------------------------------------------------------------------
 ATM operation business                          4,835          7,459
 ---------------------------------------------------------------------
   Customers                                     4,835          7,459
 ---------------------------------------------------------------------
   Intersegment                                     --             --
 ---------------------------------------------------------------------
 Elimination                                    18,603         94,271
 ---------------------------------------------------------------------
 Consolidated total                         16,328,133     15,834,510
 ---------------------------------------------------------------------

 Segment profit or loss:

                                          Three Months   Three Months
                                             Ended          Ended
                                         June 30, 2008  June 30, 2009
                                         -----------------------------
                                          Thousands of   Thousands of
                                               JPY           JPY
 ---------------------------------------------------------------------
 Network service and systems integration
  business                                     484,028        588,834
 ---------------------------------------------------------------------
 ATM operation business                        (69,350)      (232,912)
 ---------------------------------------------------------------------
 Elimination                                     3,416          5,044
 ---------------------------------------------------------------------
 Consolidated operating income                 411,262        350,878
 ---------------------------------------------------------------------

 Substantially all revenues are from customers operating in Japan.
  Geographic information is not presented due to immateriality of revenue attributable to international operations.

 Material Changes In Shareholders' Equity  (Unaudited)
 -----------------------------------------------------
  For the three months ended June 30, 2008

    Nothing to be reported.

  For the three months ended June 30, 2009

    Nothing to be reported.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the three month ended June 30, 2009 in the form defined by the Tokyo Stock Exchange.

 Consolidated Financial Results for the Three Months Ended June 30,
 2009 [Under accounting principles generally accepted in the
 United States ("U.S. GAAP")]

 (Amounts of less than JPY one million are rounded)

 1. Consolidated Financial Results for the Three months Ended
    June 30, 2009
    (April 1, 2009 to June 30, 2009)

 (1) Consolidated Results of Operations     (% shown is YoY change)
 ---------------------------------------------------------------------
                                          Income before
                                            Income Tax    Net Income
                 Total        Operating      Expense    attributable
                Revenues       Income       (Benefit)      to IIJ
 ---------------------------------------------------------------------
                 JPY    %     JPY     %     JPY     %     JPY      %
              millions      millions      millions      millions
 Three months
  ended June
  30, 2009     15,835 (3.0)   351   (14.7)   300   (3.1)  180     6.7
 Three months
  ended June
  30, 2008     16,328 19.2    411   (40.5)   310  (59.1)  169   (70.4)
 ---------------------------------------------------------------------

 ---------------------------------------------------------------------
                          Basic Net Income        Diluted Net Income
                     attributable to IIJ per   attributable to IIJ per
                               Share                    Share
 ---------------------------------------------------------------------
                                JPY                     JPY
 Three months ended June
  30, 2009                     891.06                  891.06
 Three months ended June
  30, 2008                     818.86                  818.39
 ---------------------------------------------------------------------
 (Note) Effective April 1, 2009, we adopted SFAS No. 160
        "Noncontrolling Interests in Consolidated Financial
        Statements - an amendment of ARB No. 51". SFAS No. 160
        establishes accounting and reporting standards for the
        noncontrolling interest (previously referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. According to this, in this document, Income
        before income tax expense (benefit) represents income from operations before income tax expense and equity in net
        income in equity method investees in IIJ's consolidated
        financial statements. Additionally, Net income attributable to IIJ is equivalent to net income in the former
        presentation materials up to FY2008.

  (2) Consolidated Financial Position
 ---------------------------------------------------------------------
                                            IIJ
                                        Shareholders'
                                         Equity as a
                               IIJ        percentage       IIJ
                  Total   Shareholders   of Total      Shareholders'
                  Assets      Equity       Assets       per share
 ---------------------------------------------------------------------
                   JPY        JPY            %             JPY
                 millions   millions
 Three months
  ended June
  30, 2009        50,671     25,296         49.9         124,892.09
 Fiscal year
  ended March
  31, 2009        52,301     25,169         48.1         124,265.27
 ---------------------------------------------------------------------
 (Note) With the adoption of SFAS No. 160, Shareholders' equity, shareholders' equity as a percentage of total assets and
        shareholders' equity per share were renamed to IIJ
        Shareholders' equity, IIJ shareholders' equity as a
        percentage of total assets and IIJ shareholders' equity per share, respectively, from the three months ended June 30,
        2009.

 2. Dividends
 ---------------------------------------------------------------------
                              Dividend per Shares
 ---------------------------------------------------------------------
                   1st          2nd          3rd     Year-end  Total
                quarter-end  quarter-end quarter-end
 ---------------------------------------------------------------------
                   Yen          Yen          Yen       Yen      Yen
 Fiscal year
  ended March
  31, 2009          --       1,000.00        --     1,000.00  2,000.00
 ---------------------------------------------------------------------
 Fiscal year
  ended March
  31, 2010          --
 ---------------------------------------------------------------------
 Fiscal year
  ending March
  31, 2010
  (Target)          --       1,000.00        --     1,000.00  2,000.00
 ---------------------------------------------------------------------
 (Note) Changes to Dividend Target during the three months ended
        June 30, 2009: None

 3. Target of Consolidated Financial Results for the
    Fiscal Year Ending March 31, 2010
    (April 1, 2009 through March 31, 2010)    (% shown is YoY change)
 ---------------------------------------------------------------------
                                                      Income before
                                                       Income Tax
                                                         Expense
                   Total Revenues   Operating Income    (Benefit)
 ---------------------------------------------------------------------
                     JPY        %      JPY        %      JPY      %
                  millions           millions          millions
 Interim period
  ending
  September
  30, 2009           33,500     0.7     800    (20.4)    550    (28.2)
 Fiscal year
  ending
  March 31,          73,000     4.7   3,300     13.1   2,700     32.7
  2010
 ---------------------------------------------------------------------

 Net income attributable to IIJ:
        Interim period ending September 30, 2009: JPY300 million
        Fiscal year ending March 31, 2010: JPY1,700 million
 Basic net income per share attributable to IIJ shareholders:
        Interim period ending September 30, 2009: JPY1,481.16
        Fiscal year ending March 31, 2010: JPY8,393.24
 (Note 1) Changes to target for year-end consolidated financial results for the fiscal year ending March 31, 2010: None

 4. Others

 (1) Change of Condition in Consolidated Subsidiaries during the
     Three Months Ended June 30, 2009 (Change of Condition in
     Specific Consolidated Subsidiaries with a Change of Scope of
     Consolidation): None

 (2) Application of Simplified Accounting Method or Specific
     Accounting Principles for quarterly consolidated financial statements : None

 (3) Changes in Significant Accounting and Reporting Policies for
     Consolidated Financial Statements

      1) Changes duet to the revision of accounting standards: Yes
      2) Others: None

 (4) Number of Shares  Outstanding (Shares of Common Stock)

      1) The number of shares outstanding (inclusive of treasy stock):
           As of June 30, 2009:        206,478 shares
           As of March 31, 2009:       206,478 shares

      2) The number of treasury stock:
           As of June 30, 2009:        3,934 shares
           As of March 31, 2009:       3,934 shares

      3) The weighted average number of shares outstanding:
           For the three months ended June 30, 2009:   202,544 shares
           For the three months ended June 30, 2008:   205,165 shares

CONTACT:  Internet Initiative Japan Inc.
          Investor Relations Office
          Yuko Kazama
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/en/IR